SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d−1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d−2(a)

(Amendment No.1)*

Under the Securities Exchange Act of 1934

Qihoo 360 Technology Co. Ltd.

(Name of Issuer)
Class A ordinary shares, par value US$0.001 per share

(Title of Class of Securities)
74734M109**

(CUSIP Number)

Xiangdong Qi

c/o Qihoo 360 Technology Co. Ltd.

Building #2, 6 Jiuxianqiao Road,

Chaoyang District, Beijing 100015

People's Republic of China

With a copy to:

David T. Zhang

Jesse Sheley

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 15, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, every two representing three Class A ordinary shares, par value $0.001 per share.

CUSIP No. 74734M109	13D/A	Page 2 of 7 Pages

1		Names of Reporting Persons
Xiangdong Qi
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
0)
14	Type of Reporting Person
IN

CUSIP No. 74734M109	13D/A	Page 3 of 7 Pages

1		Names of Reporting Persons
Young Vision Group Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
0
14	Type of Reporting Person
CO

CUSIP No. 74734M109	13D/A	Page 4 of 7 Pages

1		Names of Reporting Persons
East Line Holdings Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0
	8	Shared Voting Power
0
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
0
14	Type of Reporting Person
CO

CUSIP No. 74734M109	13D/A	Page 5 of 7 Pages

Preamble

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 18, 2015 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”). Capitalized terms used in this Amendment and no otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.      Purpose of Transaction.

On March 30, 2016, at 10:00 am (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at 3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On July 15, 2016, the Issuer filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of July 15, 2016, pursuant to which the Merger became effective on July 15, 2016. As a result of the Merger, the Issuer became a wholly owned subsidiary of Midco. Midco is wholly owned by Parent. At the Effective Time, the Issuer became beneficially owned by: (i) the Parent Parties, the Founder Securityholders and the equity investors named in Exhibit B of the Merger Agreement and their affiliates; and (ii) Tianjin Qirui Zhongxin Technology Partnership (Limited Partnership) (天津奇睿众信科技合伙企业(有限合伙)), a limited liability partnership formed under the laws of the People’s Republic of China for the purposes of holding incentive shares of Parent (the “Plan Vehicle”) or such other arrangements through which former holders of unvested Company Options (as defined below) and Company Restricted Shares (as defined below) immediately prior to the Effective Time hold after the Effective Time equity incentive awards of Parent resulting from the assumption or conversion of such unvested Company Options and Company Restricted Shares pursuant to the Merger Agreement.

At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive $51.33 (“Per Share Merger Consideration”) and each issued and outstanding ADS represent the right to receive $77.00 (“Per ADS Merger Consideration”), in each case, in cash, without interest and net of any applicable withholding taxes. The ADS holders shall pay any applicable fees, charges and expenses of The Bank of New York Mellon (the “ADS Depositary”) and government charges (including withholding taxes if any) due to or incurred by the ADS Depositary, in its capacity as the ADS depositary, in connection with the cancellation of the ADSs surrendered and distribution of the merger consideration to holders of ADSs, including applicable ADS cancellation fees ($5.00 for each 100 ADSs (or portion thereof) and the ADS Depositary service fees). Notwithstanding the foregoing, the Excluded Shares (including Ordinary Shares represented by ADSs) were not converted into the right to receive the consideration described in the immediately preceding sentence but were cancelled and ceased to exist at the Effective time.

In addition to the foregoing, at the Effective Time, each option to purchase Ordinary Shares granted under the Issuer’s 2006 Employee Share Option Scheme, 2006 Employee Share Vesting Scheme and 2011 Share Incentive Plan, and any other equity incentive arrangements of the Issuer (as amended and restated, collectively, the “Company Share Plans”) (each a “Company Option”) that had become vested on or prior to the date upon which the closing of the Merger occurs (the “Closing Date”) and remained outstanding and unexercised immediately prior to the Effective Time, if with a per share exercise price less than the Per Share Merger Consideration, was cancelled and entitle the former holder thereof to receive an amount equal to the product of (a) the excess of Per Share Merger Consideration over the per share exercise price of such option and (b) the number of Ordinary Shares underlying such option payable as promptly as practicable following the Closing Date, in cash, without interest and net of any applicable withholding taxes. Each Company Option that had become vested on or prior to the Closing Date and remained outstanding and unexercised immediately prior to the Effective Time, if with a per share exercise price greater than or equal to the Per Share Merger Consideration, was automatically cancelled without any consideration. Each Company Option that had not become vested on or prior to the Closing Date was automatically assumed and converted into an equity incentive award of Parent through the Plan Vehicle or such other arrangements, on substantially the same terms and subject to the same vesting conditions as were provided to such option immediately prior to the Effective Time, to provide no less favorable economic benefits to the former holder of such option.

CUSIP No. 74734M109	13D/A	Page 6 of 7 Pages

Furthermore, at the Effective Time, each restricted share awarded to the employees and certain directors of the Issuer pursuant to the Company Share Plans (each a “Company Restricted Share”), that remained outstanding as of immediately prior to the Effective Time, was automatically assumed and converted into an equity incentive award of Parent on substantially the same terms and subject to the same vesting conditions as were provided to such share immediately prior to the Effective Time to provide no less favorable economic benefits to the former holder of such share.

As the Merger was consummated, each holder of the Issuer’s 2018 convertible notes, 2020 convertible notes and 2021 convertible notes (collectively, the “Company Convertible Notes”) has the option to require the Issuer, as the surviving company, to repurchase such holder's Company Convertible Notes for a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the applicable fundamental change repurchase date as defined under the applicable indenture agreements. Furthermore, after the Effective Time but prior to and including the third business day prior to the applicable fundamental change repurchase date, each holder of the Company Convertible Notes is entitled, subject to the terms and conditions of the applicable indenture agreements, to convert such holder’s Company Convertible Notes into the right to receive an amount in cash for each $1,000 principal amount of the Company Convertible Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the conversion rate as defined in the applicable indenture agreements plus any entitled increase in the conversion rate as determined pursuant to the applicable indenture agreements. After the third business day prior to the applicable fundamental change repurchase date, each holder of the Company Convertible Notes, to the extent such holder has not exercised its right to require the Issuer, as the surviving company, to repurchase such holder’s Company Convertible Notes, will be entitled to convert such Company Convertible Notes into the right to receive an amount in cash for each $1,000 principal amount of the Company Convertible Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate as defined in the applicable indenture agreements.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”), and the Issuer will cease to be a publicly traded company. The Issuer has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the Ordinary Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Issuer will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5.      Interest in Securities of the Issuer.

(a) — (b) As a result of the transactions described in Item 4, as of the date of this Amendment, each Reporting Person no longer beneficially owns any Ordinary Shares or ADSs and, as such, each Reporting Person no longer has any voting or dispositive power over any Ordinary Shares or ADSs.

(c) Except as set forth in Item 4 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of July 15, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of any Ordinary Shares or ADSs. Therefore, this Amendment constitutes the final amendment to the Original Schedule 13D, as amended.

CUSIP No. 74734M109	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2016

XIANGDONG QI

/s/ Xiangdong Qi

Young Vision Group Limited

By:	/s/ Xiangdong Qi
Name: Xiangdong Qi
Title: Director

East Line Holdings Limited

By:	/s/ Xiangdong Qi
Name: Xiangdong Qi
Title: Director

[Signature Page to 13D/A]